Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 28 April 2023

AGM ADDRESS BY CHAIR RICHARD GOYDER AND CEO MEG O’NEILL

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:
INVESTORS	MEDIA

Matthew Turnbull (Group)	Christine Forster
M: +61 410 471 079	M: +61 484 112 469
E: christine.forster@woodside.com

Sarah Peyman (Australia)
M: +61 457 513 249

Rohan Goudge (US)
M: +1 (713) 679-1550

E: investor@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward looking statements

Disclaimer and important notice

This announcement may contain forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s filings with the U.S. Securities and Exchange Commission, including Woodside’s Annual Report on Form 20-F. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Woodside Energy Group Ltd.

2023 Annual General Meeting

Friday, 28 April 2023

Chair Richard Goyder

Good morning. My name is Richard Goyder and, as Woodside’s Chair, I would like to thank shareholders, Woodside staff and guests for attending today’s meeting, both in person and on-line.

Before we commence, please take a few seconds to familiarise yourselves with the evacuation procedures shown on the screen above which would apply in the unlikely event of an emergency.

Following Woodside’s merger last year with BHP’s petroleum business, we have evolved into a truly global company. But our headquarters remain right here in Perth, on Whadjuk Noongar country.

With this in mind, I would like to acknowledge the Whadjuk people of the Noongar nation as the traditional owners of the land on which we meet today, and pay my respects to Elders past, present and emerging. I recognise their continuing connection to culture and contribution to this city that Woodside is proud to call its home.

The invaluable contribution made by the Noongar people in this region of WA, conserving and caring for the land on which we live and work each day, is something I am personally thankful for, having grown up on Noongar country in the small towns of Tambellup and Broomehill.

I also recognise the many traditional custodians that protect and preserve the rich cultural heritage in areas where Woodside’s operations are located—particularly the Ngarda-Ngarli people as the collective custodians of Murujuga, where Woodside has operated for almost 40 years.

28 April 2023	2023 Annual General Meeting	1

As we move towards a referendum on the Indigenous Voice later this year, I also highlight Woodside’s strong support for the Uluru Statement from the Heart, and our continued commitment to listen closely to, and learn from, Indigenous voices.

Our Annual General Meeting is an event that the Board looks forward to every year, as it gives us a chance to hear directly from our shareholders and respond to your questions.

You will have an opportunity to ask questions or make comments during formal business, however I encourage those shareholders joining us virtually, who wish to submit a written question or comment, to begin doing so now. This will enable the timely receipt of these questions.

You can do this via the same platform you are already using to view this webcast, by following the instructions shown on the slide. Select the messaging tab, select the category your question relates to and type your question in the ‘Ask a question’ box and select the send arrow.

I will summarise the process for submitting verbal questions online, and for asking questions from the floor, before we begin the formal business section of today’s meeting.

I’m joined on stage this morning by Chief Executive Officer and Managing Director, Meg O’Neill, and Company Secretary, Warren Baillie.

In the room with us are Directors Larry Archibald, Frank Cooper, Swee Chen Goh, Ian Macfarlane, Ann Pickard, Gene Tilbrook, Ben Wyatt, Chris Haynes, Sarah Ryan, and Arnaud Breuillac. Also joining us is Angela Minas who, subject to shareholder approval, will join the Board with effect from the conclusion of today’s meeting.

28 April 2023	2023 Annual General Meeting	2

Arnaud and Angela will introduce themselves to you during the formal business section of today’s meeting, when they stand for election. Both bring a wealth of industry, financial and other relevant experience that will make them valuable members of the Woodside Board.

Last month Chris and Sarah announced their retirement as Directors of Woodside, and they are standing down from their positions at the conclusion of today’s meeting. I would like to sincerely thank Chris and Sarah for their outstanding service to the Board, and their significant contribution to Woodside’s success over the past decade.

Justin Carroll and Anthony Hodge, representing our auditors PricewaterhouseCoopers, are also present today.

A reminder as always that Woodside reports its results in US dollars, and any reference to dollars this morning will be in US currency unless stated otherwise.

During today’s meeting, we may also make forward looking statements with respect to various matters including Woodside’s business and operations. Investors are cautioned not to place undue reliance on any forward-looking statements. Please refer to the cautionary statement and disclaimer wording included in our ASX announcement released earlier today and our annual report and other filings with the ASX, LSE and SEC.

On behalf of the Board, I am pleased to update you on a historic year for Woodside, which saw us complete the merger with BHP’s petroleum business, deliver record profit and become an even more significant supplier of energy to the world.

Through our diverse global portfolio we are providing the energy to heat and cool homes, keep lights on and support industry in more places than ever, the value of which has been reinforced by events of the past year.

28 April 2023	2023 Annual General Meeting	3

Reflecting on Woodside’s significant achievements in 2022, we can see that the benefits of the merger have been immediate. Strong operational performance from our enlarged portfolio allowed us to capitalise on sustained high oil and gas prices across the year. This led to a record annual net profit after tax of $6.5 billion, an increase of 228 percent on 2021. Underlying NPAT was $5.2 billion, providing us with a strong balance sheet that positions Woodside for major capital investment in future years, while returning value to shareholders.

Earnings per share more than doubled in 2022 to 430 US cents, while our total full-year dividend of 253 US cents per share was an 87 percent increase on the previous year. Our maintenance of an 80 percent payout ratio in 2022 meant that we returned $4.8 billion to shareholders at a full-year yield of more than 10 percent.

Our record profit in 2022 also means we are delivering strong returns through our payments to governments in Australia. Our total Australian tax and royalty payments of A$2.7 billion in 2022 demonstrate that when Woodside and our industry performs well, our contribution to government revenue is significant.

I am very proud to Chair a company that is delivering these outstanding returns to our shareholders and the broader community while continuing to invest in the oil, gas and new energy projects that are laying the foundations for Woodside to thrive through the energy transition.

In November 2021 the Board took the decision, on behalf of our shareholders, to invest $12 billion US dollars in the Scarborough and Pluto Train 2 projects in Western Australia.

Construction of these projects is progressing well, and we are on target for first LNG cargo in 2026.

28 April 2023	2023 Annual General Meeting	4

We were only able to make the decision to invest in Scarborough and Pluto Train 2 because of the fiscal and regulatory certainty that Australia has always offered in the past.

We will only be able to make future decisions to invest in both significant new gas projects and the new energies such as ammonia and hydrogen that will power our future, if that fiscal and regulatory certainty is maintained. Otherwise, we expose our shareholders’ capital to unacceptable risk.

Internationally, we are making good progress on the Sangomar project offshore Senegal, and remain on track to deliver first oil later this year. We are also working towards readiness for final investment decisions this year on the Trion oil project offshore Mexico, and the H2OK hydrogen project in Oklahoma.

Meg will provide further updates on these major projects, and our strong operational performance at producing assets across Woodside’s expanded portfolio. On behalf of the Board, I would like to thank the entire Woodside team who delivered these excellent results in 2022.

The troubling geo-political events of the past year, and resulting volatility in global energy markets, have highlighted the importance of a stable energy transition in which energy is affordable, reliable and lower carbon. This drives Woodside’s strategy to continue building a low cost, lower carbon, resilient, diversified and profitable portfolio that can provide energy to the world, and deliver long-term value for shareholders, across different energy transition scenarios.

The projects that we progressed during 2022, which I just mentioned, reflect this diversity of location and product mix. And this is also a feature of Woodside’s next wave of growth opportunities, including expansion of existing fields in the US Gulf of Mexico, development of major gas fields such as Calypso, Browse and Sunrise, and execution of new energy and lower carbon opportunities including hydrogen and ammonia, solar, and carbon capture utilisation and storage.

28 April 2023	2023 Annual General Meeting	5

Through continued development of this diverse portfolio, underpinned by consistently strong financial and operational performance, Woodside can maximise our prospects for long-term success against the backdrop of an uncertain energy transition. Our strategy allows us to remain flexible and adaptable to the needs of our customers as they determine their own decarbonisation pathways.

We have set out Woodside’s assessment of the energy transition, and our strategy to successfully navigate it, in our 2022 Climate Report. The report outlines the reasons for the Board’s confidence in ongoing robust demand for Woodside’s products in a lower-carbon future. In particular, the important and ongoing role that gas will play in supporting the world’s decarbonisation goals, by replacing coal as a source of power generation and providing firming capacity to support intermittent wind and solar.

Throughout the year we engaged and listened to our shareholders to further understand their expectations about our climate-related strategy and disclosures, and we’ve taken those into account in preparing this year’s report.

While our assessment and strategy remain consistent, we have provided additional detail requested by shareholders on how we plan to reduce emissions from our operations, manage our use of carbon credits appropriately, consider future investment options in the context of climate change, and our approach to Scope 3 emissions.

The Board recognises the ongoing strong interest of our shareholders in Woodside’s climate strategy and intends to put our climate reporting to a non-binding, advisory vote of shareholders at our 2024 Annual General Meeting. Subsequent shareholder votes will be held at three-year intervals, unless there are exceptional circumstances.

Rest assured we will continue to proactively engage with shareholders on our reporting and management of climate-related risks and opportunities.

28 April 2023	2023 Annual General Meeting	6

Before I hand over to Meg, I would like to thank her for the outstanding contribution she has made as Chief Executive Officer over the past two years. Supported by her executive team, Meg’s leadership has seen Woodside reach new heights of success. Her ability to drive day-to-day excellence while also providing the vision and inspiration needed for Woodside’s long-term success continues to impress those inside and outside the company.

My thanks also to all of my Board colleagues, who have provided valuable guidance and counsel throughout a very successful year for Woodside.

And finally, to all our shareholders, the Board greatly appreciates your ongoing support. Just under a year ago, you voted overwhelmingly to endorse our proposed merger with BHP’s petroleum business. It was clear you shared the Board’s view that the merger provided Woodside with a golden opportunity to secure a successful long-term future for our company.

Almost twelve months on, there is strong evidence that shows this to be the case. We are pleased to be delivering you strong returns from a quality and diverse global portfolio, while charting a path for Woodside’s success through the energy transition that we are confident you will want to be a part of.

I’ll now hand over to Meg. Thank you.

28 April 2023	2023 Annual General Meeting	7

CEO and Managing Director Meg O’Neill

Thank you Richard. And thank you to our shareholders for attending in person and on-line this morning.

It is a pleasure to update you on another successful year for Woodside in which we completed our transformational merger with BHP’s petroleum business, delivered record profit and production from our quality global portfolio, further strengthened our balance sheet, and made good progress on our major growth projects.

Following the overwhelming shareholder support for the merger at last year’s Annual General Meeting, we worked hard to complete the merger on 1 June and quickly brought the best of the two businesses together. We put in place our new leadership team, refreshed our culture and redesigned the organisation to operate more efficiently as a global business across multiple time zones. We also listed on the London and New York stock exchanges, increasing our access to global capital markets. Almost one year later, we have evolved into a truly global company with a very strong future ahead.

I’m very proud of our teams who were able to implement this significant change while maintaining excellent financial and operational discipline. Beyond the impressive headline profit numbers, we delivered strong financial returns across the board. Operating revenue increased 142 percent to $16.8 billion, free cash flow increased more than six-fold to $6.5 billion, and we maintained low levels of net debt and gearing well below our target range. We also achieved the goals we set ourselves ahead of the merger, delivering initiatives expected to realise over $400 million per year of post-merger synergies.

28 April 2023	2023 Annual General Meeting	8

Our excellent financial results were driven by a significant increase in production to 157.7 million barrels of oil equivalent, a result of last year’s merger and strong operational reliability of 98.5 percent at our LNG facilities. We focused our trading and marketing activities on opportunities that maximised returns from our expanded production.

Stepping through our producing assets in more detail, in Western Australia we achieved steady state operations at the Pyxis and Pluto North subsea tiebacks early in the year, adding to production at the Pluto LNG facility. The Greater Western Flank Phase 3 and Lambert Deep infill projects started up ahead of schedule, helping the Karratha Gas Plant continue to operate at near full production rates in 2022.

A highlight of the year was the successful start-up of the Pluto to KGP Interconnector pipeline, resulting in 13 additional LNG cargoes during the year using emerging spare capacity at KGP. The Interconnector marks the beginning of a new chapter for our North West Shelf project, as a processor of third party gas to extend its operating life as legacy fields decline.

On the east coast of Australia, Woodside became a significant supplier of gas through our acquisition of a non-operated stake in the Bass Strait Joint Venture. When a supply crunch hit this market in mid-2022 due to coal-fired power outages and a drop off in renewables, Woodside played its part by delivering as many molecules of its Bass Strait gas as possible to customers who needed it.

Internationally, we added more than 20 million barrels of oil equivalent from assets in the US Gulf of Mexico and Trinidad and Tobago, which came into Woodside’s production portfolio following the merger. The contribution to our overall production from these assets will increase significantly in 2023, based on a full 12 months of operations. This includes additional volumes from the Mad Dog Phase 2 project, which commenced production earlier this month.

28 April 2023	2023 Annual General Meeting	9

Turning to our growth projects, the Scarborough and Pluto Train 2 projects combined are now 30 percent complete and remain on track for targeted first LNG cargo in 2026. Highlights over the past year include the start of fabrication on the offshore production unit topsides, the start of pipeline manufacturing, and completion of the first phase of the Pluto Train 2 construction accommodation village in Karratha.

The 20-year gas sale and purchase agreement with Perdaman that became unconditional this week was a significant milestone. Gas for Perdaman’s proposed urea plant would be primarily sourced from Scarborough. This agreement demonstrates the benefits that Scarborough and Pluto Train 2 can bring to Western Australia, in this case supporting new industry and jobs in the Pilbara region.

Of course, the Scarborough and Pluto Train 2 projects themselves will directly create thousands of jobs locally and deliver significant revenue to state and federal Australian Governments. We look forward to these benefits really starting to flow across the next couple of years as onshore and offshore construction ramps up.

As Richard mentioned, we are expecting first oil later this year at our Sangomar project offshore Senegal. Ten of the planned 23 wells are now complete, and commissioning of the floating production storage and offloading facility is underway in Singapore.

We are targeting FID-readiness in 2023 on the Trion oil project offshore Mexico, having completed front-end engineering design activities, issued tender packages for competitive bids and taken forward regulatory approval submissions.

In our new energy business, we are making excellent progress on the H2OK hydrogen project in Oklahoma. We completed front-end engineering design in 2022, and late last year awarded contracts for electrolysers and liquefaction units to be installed at the facility. This has us well positioned for FID-readiness this year.

28 April 2023	2023 Annual General Meeting	10

Also this year, we are targeting a final investment decision at our Woodside Solar project in the Pilbara, which could make an important contribution to our plans to decarbonise the Pluto LNG operations. This facility could supply 100 megawatts of solar energy to Pluto LNG and other customers located near Karratha, with potential expansion to a maximum of 500 megawatts.

The global energy security and affordability crises that unfolded in 2022 highlighted the challenge we all face as we strive to maintain and improve global standards of living while reducing our emissions.

While there is considerable uncertainty over how the energy transition may unfold in the decades ahead, we can be confident that global energy demand will continue to grow, as the more than one billion people without access to reliable and affordable energy pursue the same quality of life that we enjoy.

That demand, and the role gas can play as a lower carbon source of the energy the world needs, underpins our confidence in the long-term strength of our business.

As I outlined in my speech to the National Press Club last week, the natural gas produced by Woodside can support three important, interrelated goals: providing affordable and reliable energy for Australians; maintaining strategic partnerships and energy security in our region; and progressing global decarbonisation.

Gas is not the only answer to achieve these goals. But it is, and will continue to be, an essential part of the equation.

At home, gas is a flexible source of energy that provides stable baseload power generation, smooths the transition to renewables and is an enabler for industry and manufacturing.

28 April 2023	2023 Annual General Meeting	11

And abroad, by generating electricity with around half the life cycle emissions of coal, gas is helping keep the lights on in the mega-cities of our most important regional partners, while also supporting their national decarbonisation goals.

This essential, ongoing role for gas in the energy mix is why Woodside continues to engage with the Australian Government on policies that support affordable and reliable energy for households and business, while supporting continued investment in new gas supply and infrastructure.

If we don’t get these settings right, there is a real risk that energy development will stall and Australia will miss out on the benefits. Not only in terms of energy supply and economic development, but also the scale and pace of our renewable ambition.

As Woodside takes forward our growth opportunities, we do so in line with commitments under our Climate Strategy to reduce our net equity Scope 1 and 2 emissions, and invest in the new energy products and lower carbon services our customers require to secure their energy needs and reduce their emissions.

As set out in our 2022 Climate Report, we are on track to meet our 2025 and 2030 emissions reduction targets of 15% and 30% respectively, towards an aspiration of net zero by 2050 or sooner. In 2022, Woodside’s net equity Scope 1 and 2 greenhouse gas emissions were 11% below the starting base, which was adjusted following the merger with BHP’s petroleum business. Methane emissions were around 0.1% of our production by volume, and during 2022 Woodside became a signatory to the Aiming for Zero Methane Emissions initiative.

28 April 2023	2023 Annual General Meeting	12

At the core of Woodside’s Scope 3 emissions strategy is our target to invest $5 billion in new energy products and lower carbon services by 2030. We have to date spent more than $100 million in this area, primarily on our H2OK project. Also during 2022 we supported a number of initiatives to promote emissions reduction by our customers and suppliers, and enhance global measurement and reporting of Scope 3 emissions.

Climate change is one of many considerations that drive our commitment to strong environmental, social and governance performance. As our business continues to evolve, so do our ESG focus areas and we will adapt accordingly through our approach to sustainability and reporting.

The health and safety of our people is our highest priority, and it was pleasing that across our global business in 2022 we recorded no Tier 1 loss of primary containment process safety events, although we did record one low-risk Tier 2 event.

Our injury performance, however, continues to be challenged. Our total recordable injury rate of 1.80 per million hours worked remains above our target of 1.0. We know we need to improve and we are making progress. Our focus is on safety culture, leadership and applying human and organisational performance principles to help us learn and return to leading safety performance.

Partnering with First Nations communities to create positive outcomes that leave a lasting legacy also remains one of Woodside’s foremost priorities. Highlights for the year included successful negotiations with Ngarluma Aboriginal Corporation for an Indigenous Land Use Agreement to support the proposed Woodside Solar Project, and approval of the Scarborough project Cultural Heritage Management Plan following extensive consultation with Traditional Custodians. We continued to fund air monitoring on the Burrup Peninsula in support of the Murujuga Rock Art Strategy, and provide support for Murujuga’s World Heritage Listing.

28 April 2023	2023 Annual General Meeting	13

As Richard mentioned earlier, Woodside has an enduring commitment to listen closely to, and learn from, Indigenous voices. In this spirit, we have publicly declared Woodside’s support for recognising Indigenous Australians in the Constitution and establishing a Voice.

Yesterday we announced that we have appointed Liz Westcott as Executive Vice President Australian Operations.

Liz had a distinguished 25-year career at ExxonMobil working in Australia, the United Kingdom and Italy before joining Energy Australia in 2018, where her most recent role was Chief Operating Officer.

I am delighted that Liz is joining Woodside. Her extensive upstream experience is complemented by knowledge of the power generation and retail sectors. I would also like to thank Mike Price for his leadership of the Australian Operations team over the past five months.

Before handing back to Richard, I would like to echo his appreciation for our shareholders, and their support for the strategy that Woodside’s Board and executive leadership team are implementing.

The faith you showed in backing last year’s merger has already been rewarded the financial strength, operational excellence and attractive growth opportunities we have outlined today. The opportunity now in front of us is to springboard off a very successful 2022 and take Woodside’s future prospects to another level, building a company that will thrive through the energy transition and deliver value to our shareholders for many years to come.

Thank you.

28 April 2023	2023 Annual General Meeting	14